WEBTEZ, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

	Page
INDEPENDENT ACCOUNTANT'S AUDIT REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
WebTez, Inc.
Ventura, California

We have audited the accompanying financial statements of WebTez, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2019 and December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of WebTez, Inc. as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

SetApart FS

January 10, 2021
Los Angeles, California

WEBTEZ, INC.
BALANCE SHEETS

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	113,581	$	59,382
Inventory		259,096		203,246
Prepaids and other current assets		70,256		100,653
Total current assets		**442,933**		**363,282**
Property and equipment, net		30,564		24,962
Total assets	**$**	**473,498**	**$**	**388,244**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accrued expenses	$	7,731	$	5,384
Deferred revenue		251,954		156,042
Current portion of SBA loan		61,094		21,863
Due to shareholders		34,117		80,000
Total current liabilities		**354,897**		**263,289**
SBA Loan		179,024		238,939
Loan payable		19,737		-
Total liabilities		**553,657**		**502,228**
STOCKHOLDERS' EQUITY (DEFICIT)				
Common Stock - Class A		160		160
Common Stock - Class B		14		-
Paid in Capital		705,809		213,525
Equity Issuance Cost		(28,022)		-
Retained earnings/(Accumulated Deficit)		(758,121)		(327,669)
Total stockholders' equity (deficit)		**(80,159)**		**(113,984)**
Total liabilities and stockholders' equity (deficit)	**$**	**473,498**	**$**	**388,244**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ 1,211,772	$ 309,023
Cost of goods sold	1,203,458	385,777
Gross profit (loss)	8,314	(76,754)
Operating expenses		
General and administrative	278,479	175,511
Sales and marketing	57,446	1,925
Total operating expenses	335,925	177,436
Operating income/(loss)	(327,611)	(254,190)
Interest expense	20,467	20,422
Other Loss/(Income)	(0)	(2)
Income/(Loss) before provision for income taxes	(348,077)	(274,610)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (348,077)	$ (274,610)

See accompanying notes to financial statements.

WebTez, Inc.
Statements of Changes in Stockholders' Equity (deficit)

For Fiscal Year Ended December 31, 2019 and 2018

(in $USD)	Common Stock - Class A		Common Stock - Class B		Aditional Paid in Capital	Equity Issuance Cost	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance—December 31, 2017	**1,600,000** $	**160**	**-** $	**-**	$ **81,970**	$ **-**	$ **(22,360)**	**59,770**
Issuance of common shares	-	-	-	-	131,555	-	-	131,555
Dividends	-	-	-	-	-	-	(30,700)	(30,700)
Net loss	-	-	-	-	-	-	(274,610)	(274,610)
Balance—December 31, 2018	**1,600,000** $	**160**	**-** $	**-**	$ **213,525**	$ **-**	$ **(327,669)**	$ **(113,984)**
Debt to equity conversion	-	-	1,260	1	7,496	-	-	7,497
Issuance of common shares	-	-	-	-	18,150	-	-	18,150
Issuance of Class B shares	-	-	66,106	7	223,435	-	-	223,442
Issuance of Class B shares	-	-	64,601	6	215,181	-	-	215,187
Equity issuance costs	-	-	-	-	28,022	(28,022)	-	-
Dividends	-	-	-	-	-	-	(82,374)	(82,374)
Net loss	-	-	-	-	-	-	(348,077)	(348,077)
Balance—December 31, 2019	**1,600,000** $	**160**	**131,967** $	**14**	$ **705,809**	$ **(28,022)**	$ **(758,121)**	$ **(80,159)**

See accompanying notes to financial statements.

WEBTEZ, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(348,077)	$	(274,610)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation of property		17,173		5,343
Stock-based compensation		117,495		-
Changes in operating assets and liabilities:				
Inventory		(55,850)		(80,844)
Prepaid expenses and other current assets		30,397		2,962
Accrued expenses		2,347		5,384
Deferred revenue		95,912		148,042
Net cash used in operating activities		**(140,603)**		**(193,722)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(8,514)
Net cash provided/(used) in investing activities		**-**		**(8,514)**
CASH FLOW FROM FINANCING ACTIVITIES				
Due to shareholders		(38,387)		80,000
SBA loan		(20,684)		(19,688)
Loan repayments		(3,038)		
Issuance of common shares		339,285		131,555
Dividends		(82,374)		(30,700)
Net cash provided/(used) by financing activities		**194,802**		**161,167**
Change in cash		54,199		(41,069)
Cash—beginning of year		59,382		100,451
Cash—end of year	$	**113,581**	$	**59,382**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion of debt into equity	$	7,497	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

WebTez, Inc. was formed on February 15, 2012 ("Inception") in the State of Georgia. The financial statements of WebTez, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ventura, California.

WebTez, Inc. doing business as ModVans, operates as a recreational vehicle (RV) manufacturer. The company manufactures a recreational vehicle (RV) model under the name CV1. The model includes features such as solar charging system, pure sine wave inverter / chassis generator, extra large 2 burner propane stove, deep undermount sink, 3 cubic foot high efficiency, compressor based refrigerator, toilet with privacy closet, dedicated house battery system, BTU rooftop air conditioner, electric heater, propane heater, LED lighting system, propane system, fresh water system, and black water.

2.   SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventory

Inventory consists primarily of parts, materials and vehicles in process but not yet delivered to the customer. Inventory is recorded at the lower of cost or market, using a standard costing and specific identification method. As of December 31, 2019 and 2018, inventory was $259,096 and $203,246, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Laguna CNC Router	7 years
Tools and equipment	3 - 5 years
Furniture and fixtures	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

WebTez, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

The Company recognizes revenue from the sale of recreational vehicle models when the vehicle has been delivered to the customer and the Company has satisfied its performance obligation. The Company records deferred revenue for any customer deposits received but the model has not yet been delivered. As of December 31, 2019 and 2018, the Company had deferred revenue of $251,954 and $156,042, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 10, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2019		2018
Newtek SBA Escrow	$ 63,048	$	63,048
Chassis	-	$	35,674
Insurance	2,908		1,931
Dues and memberships	4,300		-
Total Prepaids Expenses and Other Current Assets	$ 70,256	$	100,653

4.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2019		2018
Laguna CNC Router	$	21,792	$	21,792
Tools and equipment		28,401		5,627
Furnitures and fixtures		2,887		2,887
Property and Equipment, at Cost		**53,080**		**30,306**
Accumulated depreciation		(22,516)		(5,343)
Property and Equipment, Net	$	**30,564**	$	**24,962**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $17,173 and $5,343 respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized the issuance of two classes of shares with $0.0001 par value that consists of 1,600,000 share of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock. As of December 31, 2018, 1,600,000 shares of Class A common stock are issued and outstanding for a consideration of $160.

As of December 31, 2019, 131,967 of Class B common stock are issued and outstanding.

During the year ended December 31, 2019, the Company issued 17,806 shares of Class B common stock to accredited investors for proceeds of $105,946.

As of December 31, 2019, the Company issued 64,601 shares of Class B common stock pursuant to a Regulation CF campaign for net proceeds of $262,999.

During the year ended December 31, 2019, a shareholder converted debt of $7,497 for 1,260 shares of Class B common stock.

During the year ended December 31, 2019, the Company granted 48,300 restricted shares of Class B common stock to employees. As of December 31, 2019, 19,747 shares had vested. The Company recorded stock-based compensation expense of $117,496 based on the vested shares and the fair value of common stock of $5.95 per share. The amount was included in cost of goods sold in the statements of operations. As of December 31, 2019, unrecognized compensation cost for unvested shares was $169,889.

6. DEBT

SBA Loan

The company signed a long-term loan with Newtek on November 21, 2017 and matures in 10 years. The loan is a Small Business Administration guaranteed loan in the amount of $280,000. The loan has a fluctuating rate calculated on the Prime Rate (as posted in the Wall Street Journal as of the first business day of the month in which SBA receives the application) plus 2.75%. The rate will be adjusted on a quarterly basis on the first day of each calendar quarter, beginning the first calendar quarter following the loan closing. The following is a summary of principal maturities of long-term debt during the next five years. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $200,887 and $238,939, respectively, out of which $39,231 and $21,863 is classified as current portion while the rest of it is non-current portion. The following is a schedule of future maturities:

	2021	2022	2023	2024	2025	2026	2027
SBA Loan #PLP 12958970-04	39,231	39,231	39,231	39,231	39,231	39,231	4,733

Loan Payable

In June 2019, the Company financed an equipment purchase with a loan. During 2019, the Company made repayments, including interest, totaling $3,038. As of December 31, 2019, the outstanding balance was $19,737.

7. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 199,952	$ 96,086
Valuation Allowance	(199,952)	(96,086)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $670,082. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

8.   RELATED PARTY

As of December 31, 2018, the Company has loans from its shareholders in the total amount of $80,000. The loan carries no interest. During 2019, the Company made repayments of $38,387 and one noteholder converted $7,497 of debt for shares of common stock. As of December 31, 2019, the outstanding balance of the shareholders loans are $34,117. The loans do not accrue any interest.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	81,507
2021		76,437
2022		76,437
2023		12,740
2024		-
Thereafter		-
Total future minimum operating lease payments	$	**247,120**

Rent expense for the fiscal years 2019 and 2018 was $34,031 and $25,809, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 10, 2021, the date the financial statements were available to be issued.

On February 7, 2020 the Company signed a month to month commercial single tenant lease agreement with Silvas Investments, LLC for a monthly based rent in the amount of $6,370.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $758,121 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties